Exhibit 99.2

ProQR Therapeutics N.V. Press Release June 1, 2016

FINAL – FOR RELEASE

ProQR Announces Presentations at the European CF Conference and the JMP Life Science Conference

LEIDEN, the Netherlands, June 1, 2016 — ProQR Therapeutics N.V. (NASDAQ: PRQR) today announced that the company will present pre-clinical data for QR-010 at the 39th European Cystic Fibrosis Conference (ECFS) held on June 8 – 11, 2016 in Basel, Switzerland and that Smital Shah, Chief Financial Officer, will present during the JMP Securities Life Science Conference held on June 21 - 22, 2016 in New York, NY.

39th European Cystic Fibrosis Conference (ECFC)

QR-010, the company’s lead molecule, is currently being studied in two active clinical trials in patients with cystic fibrosis associated with the ΔF508 mutation in the CFTR gene. Pre-clinical data on the delivery of QR-010 will be presented in an oral presentation entitled: ‘QR-010 penetrates the CF-like mucus barrier in vitro and in vivo’. The presentation is part of workshop 18. ‘CFTR: Functional tests for therapeutic interventions’ on June 10, 2016 from 3pm - 4:30pm CET.

2016 JMP Securities Life Science Conference

On June 22, 2016 at 4pm ET Smital Shah, Chief Financial Officer, will take part in an analyst led fireside chat during the conference.

The live and archived webcast of the fireside chat will be accessible from the Investor Relations section of ProQR’s website (www.proqr.com) under Events and Presentations. The archived webcast will be available for 30 days following the presentation date.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe orphan diseases such as cystic fibrosis and Leber’s congenital amaurosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. Since 2012.

About QR-010

QR-010 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of the disease by repairing the mRNA defect encoded by the ΔF508 mutation in the CFTR gene of CF patients. The ΔF508 mutation is a deletion of three of the coding base pairs, or nucleotides, in the CFTR gene, which results in the production of a misfolded CFTR protein that does not function normally. QR-010 is designed to bind to the defective CFTR mRNA and guide the insertion of the three missing nucleotides, thus repairing the mRNA and subsequently producing wild-type, or normal CFTR protein. QR-010 is designed to be self-administered through a small, handheld aerosol delivery device, or nebulizer, in the form of a mist inhaled into the lungs. We believe this method could allow maximum exposure of QR-010 to the primary target organ, the lung, as well as significant exposure to other affected organs through systemic absorption into the blood. QR-010 has been granted orphan drug designation in the United States and the European Union. The QR-010 project has received funding from the European Union’s Horizon 2020 research and innovation programme under grant agreement No 633545.

ProQR Therapeutics N.V. | Darwinweg 24, 2333 CR Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements about QR-010 and its clinical development and therapeutic potential, and the ECFS and JMP conferences. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

ProQR Therapeutics N.V.:

Sariette Witte

Head of Communications

T: +1 213 261 8891

ir@proqr.com